Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law	Jonathan H. Talcott
101 Constitution Avenue, NW / Suite 900 / Washington, DC 20001	Tel: 202.712.2806
Tel: 202.712.2800 Fax: 202.712.2857	Jon.talcott@nelsonmullins.com
www.nelsonmullins.com
April 29, 2011
By Edgar and Hand Delivery
Mary A. Cole, Senior Counsel
Sheila Stout, Senior Staff Accountant
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Fidus Investment Corporation Fidus Mezzanine Capital, L.P. Forms N-2 and N-5 Filed March 1, 2011 File Nos. 814-00861; 333-172550
Dear Ms. Cole:
     On behalf of Fidus Investment Corporation (the “Company”) and Fidus Mezzanine Capital, L.P. (the “L.P.”) this letter is being filed with your office in response to the Staff’s comments conveyed by Sheila Stout in a conversation with Company counsel on Monday, April 18, 2011, with respect to Amendment No. 1 to the joint Registration Statement on Forms N-2 and N-5 filed by the Company and the L.P. (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) on April 8, 2011.
     We have paraphrased the Staff’s comments followed by the Company’s response below to aid in your review.
General
1.	Which entities are acquired and survive, are acquired and merged out of existence or cease to play a role going forward in the formation transactions?

Response: In the formation transactions:
i.	Fidus LP Merger Sub, L.P., a newly-formed merger subsidiary of the Company, will be merged with and into the L.P., with the L.P. continuing as the surviving entity. The Company will own all of the limited
With twelve office locations in the District of Columbia, Florida, Georgia, Massachusetts, North Carolina, South Carolina, and West Virginia

Mary A. Cole, Senior Counsel
Sheila Stout, Senior Staff Accountant
Division of Investment Management
April 29, 2011

partnership interests of the L.P. Fidus LP Merger Sub, L.P. will be merged out of existence.
ii.	Fidus Mezzanine Capital GP, LLC, the general partner of the L.P. prior to the consummation of the formation transactions, will be merged with and into Fidus Investment GP, LLC, a newly-formed subsidiary of the Company, with Fidus Investment GP, LLC continuing as the surviving entity and the general partner of the L.P. The Company will own all of the membership interests in Fidus Investment GP, LLC, and Fidus Mezzanine Capital GP, LLC will be merged out of existence.
2.	In footnote 6 on page 17, why are the interest payments to be made by L.P. reflected in the “Acquired fund fees and expenses” and not in the “Interest payments on borrowed funds”?

Response: See revised disclosure to footnotes 6 and 7 on page 17 of Amendment No. 2 to the Registration Statement.

3.	How did the fees payable to Fidus Capital LLC when it managed L.P. compare to the fees that will be payable to the new external manager of the Company, Fidus Investment Advisors, LLC?

Response:

Fees Payable to:	Fidus Capital, LLC /Fidus Mezzanine Capital, L.P.	Fidus Investment Advisors LLC / Company

Base Management Fee:	2.0% of committed capital (LP Regulatory Capital plus 2 tiers of SBA leverage)	Annual rate 1.75% of total assets excluding cash and cash equivalents

Incentive Fee:	20% of cumulative distributions in excess of the LP Preferred Return (8.0% cumulative annual return)	20% of pre-incentive fee net investment income in excess of an 8% annual hurdle rate and 20% of cumulative capital gains.
4.	Will there be a separate Investment Advisory Agreement between Fidus Investment Advisors, LLC and the L.P.? Will there be additional fees payable?

Response: No.

Mary A. Cole, Senior Counsel
Sheila Stout, Senior Staff Accountant
Division of Investment Management
April 29, 2011

Clarification of Responses
5.	In connection with the Company’s response to Comment 14, when determining fair market value the Company needs to comply with FAS 157. Is the Company using the yield approach or the enterprise value approach when determining fair market value of the notes issued by Fairchild Industrial Products? It appears that the investments are being recorded as held at par but are not control debt investments. We believe it is inappropriate to use the enterprise method of valuing debt investments unless they are control debt investments. Please explain your rationale.

Response: For non-control debt investments, including Fairchild Industrial Products, the Company uses the yield approach, as described on page 71 of Amendment No. 2 to the Registration Statement, to determine a range of fair market values. The Company has included additional disclosure on page 71 of Amendment No. 2 to the Registration Statement regarding the factors taken into account when estimating the inputs for the yield analysis, in particular the estimate of remaining life. In addition to current market rates, leverage levels, and credit quality, the Company takes into account any applicable prepayment premiums and the estimated life remaining on the debt investments when determining the range of fair values implied by the yield approach for non-control debt investments. Given that the Company generally intends to hold its loans to maturity and its portfolio companies can repay the Company’s debt securities at any time for a value equal to par plus any applicable prepayment premiums, the maximum fair value for the Company’s debt securities is par plus any applicable prepayment premiums. It is worth noting, that due to SBA restrictions, none of the Company’s debt investments have any no-call protections or make whole provisions. The maximum prepayment premium allowed by the SBA regulations is 105% in first year, stepping down 1% annually thereafter.

In the case of Fairchild Industrial Products, the Company has been informed that the debt investments are expected to be repaid in the near term and therefore the inputs to the yield approach have been appropriately adjusted to reflect such information. Based on the comparable market rates, the expected timing of repayment, and applicable prepayment premiums that were used in the yield analysis, the Company determined the fair market value of both of the debt investments to be equal to par.

Mary A. Cole, Senior Counsel
Sheila Stout, Senior Staff Accountant
Division of Investment Management
April 29, 2011

6.	In connection with your response to Comment 18, when will taxes be paid on the accumulated but undistributed net investment income attributed to the partners in the L.P.?

Response: As a pass-through entity, the L.P. reported income to its limited partners in proportion to their interests during each taxable year, and the limited partners were required to include that income in their tax returns for that taxable year, whether or not it was distributed to them. Thus, to the extent the accumulated net investment income consists of income that was earned in a taxable year before the year of the formation transactions, but was not distributed to the limited partners, the tax on that income has already been paid.

To the extent of any net investment income earned during the current taxable year, that income, through the date of the formation transactions, will similarly be reported to the limited partners in accordance with their interests in the L.P., and they will include that income on their tax returns for the year of the formation transactions.

7.	In connection with your response to Comment 22, if blocker subsidiaries pay taxes, where will the tax payments be reflected in the consolidated financials?

Response: To the extent of any tax expense paid or payable by the blocker subsidiaries, the tax expense will be reflected in a line item titled “Provision for taxes” on the Consolidated Statements of Operations, below “Net gain (loss) on investments” and above “Net increase (decrease) in net assets resulting from operations.” In addition, any tax expense payable balances will be reflected on the Consolidated Statement of Assets and Liabilities and changes in balances between periods will be reflected on the Consolidated Statement of Cash Flows.
*          *          *

Mary A. Cole, Senior Counsel
Sheila Stout, Senior Staff Accountant
Division of Investment Management
April 29, 2011

     In connection with responding to these comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or further communications relating to the above to the undersigned at (202) 712-2806 or Kate Kling at (202) 712-2807. Thank you for your attention to this matter.

Very truly yours,
/s/ Jonathan H. Talcott
Jonathan H. Talcott

cc:	Fidus Investment Corporation Edward H. Ross Cary L. Schaefer